Filed Pursuant to Rule 433

Registration No. 333-180488

Introduction

Merrill Lynch has created this Performance Summary to set forth the historical performance of a regularly issued Market-Linked Investment (MLI), the Accelerated Return Notes® linked to the S&P 500® Index (S&P ARNs). This Performance Summary illustrates the performance of ARNs® when compared to the underlying market measure, the S&P 500® Index. It includes all S&P ARNs issued by various issuers and distributed by Merrill Lynch over approximately the past ten years that have matured.

ARNs are only one type of MLI offered by Merrill Lynch. Merrill Lynch has also prepared a Performance Summary covering all of the Market-Linked Investments (MLIs) issued over the past approximately ten years, as well as Performance Summaries for certain other specific product types of MLIs. In addition to S&P ARNs, Merrill Lynch distributes MLIs with varying payout profiles linked to various underlying assets, including other equity and commodity indices, currencies and interest rates.

We hope this Performance Summary helps promote an understanding of S&P ARN performance in a variety of market environments. We encourage you to read the entire summary, including the important considerations, methodology, and risk factors that are set forth below. For a variety of reasons, as described in more detail in the “Risk Factors” section of this document, prior results, including the results illustrated in this document, are not necessarily indicative of the performance of any MLI that you may purchase in the future.

Important Considerations in Understanding the Results of the Performance Summary

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ARNs are a type of MLI that offer enhanced exposure – typically on a 3:1 basis – to the positive return of a linked asset or market measure (here, the S&P 500® Index), subject to a cap, and exposure to the downside performance of the linked asset on a 1:1 basis. See the next page for a diagram of the payout profile.

¡	As noted above, ARNs are only one type of MLI offered by Merrill Lynch. Merrill Lynch distributes different MLIs with varying payout profiles linked to various market measures. Depending on the market measure and on the structure of the applicable MLI, performance can vary. You may contact a Merrill Lynch Financial Advisor to learn more about the performance of MLI offerings that are not included in this document.

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Returns for the S&P ARNs and the S&P 500® Index are presented (1) on a return to maturity basis and (2) on an annualized basis. The return to maturity reflects the return on the ARN over its term (typically 14 months), from its issue date to its maturity date, and the return of the S&P 500® Index over that same time period. The annualized return refers to the return to maturity of the ARN and the S&P 500® Index, respectively, on an annualized basis.

¡	All returns are calculated pre-tax.

¡	Returns are not asset weighted. Therefore, the returns on each S&P ARN count equally in determining the average S&P ARN return, without regard to the aggregate principal amount of each issuance.

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The S&P 500® Index is a price return index, so its returns do not include dividends paid on its components. Such dividends would increase the return on the S&P 500® Index, and would either decrease the outperformance of the S&P ARNs, or increase the underperformance of the S&P ARNs, including in cases where the performance of the S&P 500® Index and the S&P ARNs were equal.

¡	The returns on the S&P ARNs reflect the underwriting compensation and other fees that are included in the terms of the ARNs, as described in the applicable offering documents.

¡	Where the S&P ARN and S&P 500® Index performance are described as equal, the S&P ARN and the S&P 500® Index each had a negative return.

¡	S&P ARNs will be offered in the future. The performance of S&P ARNs offered in the future is unlikely to be the same as the performance of S&P ARNs issued in the past. Accordingly, the results demonstrated in the performance table may improve, or become worse, over time.

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Our analysis does not include S&P ARNs that have been offered but that have not matured as of the date of this document. In addition, this document does not include ARNs that are linked to the inverse performance of the S&P 500® Index (“bear ARNs”), or that have a starting value that is determined after the pricing date; the terms of those types of offerings differ significantly from other S&P ARNs.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer and member SIPC, and other subsidiaries of Bank of America Corporation.

Investment Products:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

  ACCELERATED RETURN NOTES® (ARNS®)

Offer enhanced exposure—typically three times—to the return of the linked asset subject to a cap. Downside exposure to the linked asset is on a one-to-one basis.

The following methodology was used as the basis of this Performance Summary:

¡	This summary covers a total of 67 S&P ARNs, issued by Bank of America Corporation, Merrill Lynch & Co., Inc. or a third party issuer and distributed by Merrill Lynch over approximately the past ten years that have matured on or prior to November 30, 2013. When comparing the relative performances between the S&P ARNs and other MLIs or other investments, you should focus on their annualized returns and not their return to maturity given that different MLIs and other investments typically have different time horizons and varying payout characteristics.

Return to Maturity

¡	The return to maturity of an S&P ARN reflects the return on the S&P ARN over its term (typically 14 months), from its issue date to its maturity date.

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The “Average S&P 500® Index Return” means the simple arithmetic average of the returns of the S&P 500® Index, excluding dividends, where the return is calculated from the issue date of the S&P ARNs to the maturity date of the S&P ARNs.

¡	The “Average S&P ARN Return” means the simple arithmetic average of the return to maturity for the S&P ARNs, and does not reflect the principal amount of the S&P ARNs.

¡	The “Average S&P ARN Outperformance / Underperformance” equals the “Average S&P ARN Return” minus the “Average S&P 500® Index Return.”

Annualized Return

¡	The annualized return of an ARN refers to the return to maturity of the ARN on an annualized basis.

¡	The “Average Annualized S&P 500® Index Return” means the simple arithmetic average of the annualized returns of the S&P 500 Index, excluding dividends, for the S&P ARNs.

¡	The “Average Annualized S&P ARN Return” means the simple arithmetic average of the annualized returns for the S&P ARNs, and does not reflect the principal amount of each S&P ARN.

¡	The “Average Annualized S&P ARN Outperformance / Underperformance” equals the “Average Annualized S&P ARN Return” minus the “Average Annualized S&P 500® Index Return.”

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The average returns referred to above is derived by dividing the sum of the returns to maturity or annualized returns (as applicable) of the S&P 500® Index or the S&P ARNs (as applicable) for all 67 S&P ARNs by 67.

¡	The “% of Offerings Where S&P ARN Underperforms S&P 500® Index” is the percentage of the offerings in which the S&P ARNs had a lower return than the S&P 500® Index.

¡	The “% of Offerings Where Performance Is Equal” is the percentage of the offerings in which the S&P ARNs had a return equal to that of the S&P 500® Index.

¡	The “% of Offerings Where S&P ARN Outperformed S&P 500® Index” is the percentage of the offerings in which the S&P ARNs had a higher return than the S&P 500® Index.

Performance Summary

	Annualized Return			Return to Maturity
Number of Offerings	Average Annualized S&P 500® Index Return[1]	Average Annualized S&P ARN® Return	Average S&P ARN® Outperformance / Underperformance	Average S&P 500® Index Return[1]	Average S&P ARN® Return	Average S&P ARN ® Outperformance / Underperformance
67	8.10%	9.51%	1.41%	10.34%	12.26%	1.92%

Number of Offerings	% Offerings Where
	S&P ARN® Underperforms S&P 500® Index	Performance is Equal	S&P ARN® Outperforms S&P 500® Index
67	28.36%	17.91%	53.73%

Please note that the outperformance and underperformance figures represent only comparisons against the S&P 500 Index and are not in any way an indication of absolute positive or negative performance by the S&P ARN.

Performance of S&P ARNs

Pricing Date	Term (years)	Cap on S&P ARN®	Annualized Return			Return to Maturity
			Annualized S&P 500® Index Return[1]	Annualized S&P ARN® Return	S&P ARN® Outperformance/ Underperformance	S&P 500® Index Return[1]	S&P ARN® Return	S&P ARN® Outperformance/ Underperformance
Mar-03	1.2	18.00%	20.67%	14.79%	-5.88%	25.29%	18.00%	-7.29%
Oct-03	1.5	17.00%	7.76%	11.03%	3.27%	11.87%	17.00%	5.13%
May-04	1.7	17.00%	8.01%	9.68%	1.67%	14.00%	17.00%	3.00%
Feb-06	1.6	15.75%	7.10%	9.57%	2.47%	11.61%	15.75%	4.14%
Jan-07	1.2	12.00%	-5.71%	-5.71%	0.00%	-6.81%	-6.81%	0.00%
Mar-07	1.1	11.55%	-5.15%	-5.15%	0.00%	-5.65%	-5.65%	0.00%
Aug-07	1.2	18.87%	-38.69%	-38.69%	0.00%	-44.41%	-44.41%	0.00%
Sep-07	1.2	15.45%	-38.06%	-38.06%	0.00%	-43.72%	-43.72%	0.00%
Jan-08	1.2	20.04%	-34.96%	-34.96%	0.00%	-40.33%	-40.33%	0.00%
Mar-08	1.2	20.16%	-26.87%	-26.87%	0.00%	-31.30%	-31.30%	0.00%
May-08	1.2	16.65%	-31.84%	-31.84%	0.00%	-36.88%	-36.88%	0.00%
Jun-08	1.2	22.62%	-21.95%	-21.95%	0.00%	-25.72%	-25.72%	0.00%
Jun-08	1.2	17.94%	-19.65%	-19.65%	0.00%	-23.09%	-23.09%	0.00%
Jul-08	1.2	17.85%	-15.05%	-15.05%	0.00%	-17.78%	-17.78%	0.00%
Sep-08	1.2	28.50%	-7.36%	-7.36%	0.00%	-8.77%	-8.77%	0.00%
Oct-08	1.2	40.95%	16.22%	33.11%	16.89%	19.77%	40.95%	21.18%
Oct-08	1.2	32.58%	16.22%	26.49%	10.27%	19.77%	32.58%	12.81%
Nov-08	1.2	45.00%	23.73%	36.29%	12.56%	29.12%	45.00%	15.88%
Jan-09	1.2	30.66%	22.83%	24.96%	2.13%	27.99%	30.66%	2.67%
Jan-09	1.2	35.25%	31.07%	28.61%	-2.46%	38.36%	35.25%	-3.11%
Feb-09	1.2	31.23%	48.05%	25.42%	-22.63%	60.13%	31.23%	-28.90%
Mar-09	1.2	33.72%	30.55%	27.40%	-3.15%	37.70%	33.72%	-3.98%
May-09	1.2	27.69%	17.11%	22.59%	5.48%	20.87%	27.69%	6.82%
May-09	1.2	17.40%	18.87%	14.30%	-4.57%	23.06%	17.40%	-5.66%
Jun-09	1.2	24.15%	15.60%	19.75%	4.15%	19.00%	24.15%	5.15%

1 The S&P 500® Index is a price return index, and so the S&P 500® Index returns do not include dividends paid on the components of the S&P 500® Index. Such dividends would increase the return on the S&P 500® Index, and either decrease the outperformance of the S&P ARNs, or increase the underperformance of the S&P ARNs, including in cases where the S&P ARNs and the S&P 500® Index had an equal performance.

Pricing Date	Term (years)	Cap on S&P ARN®	Annualized Return			Return to Maturity
			Annualized S&P 500® Index Return [1]	Annualized S&P ARN® Return	S&P ARN® Outperformance/ Underperformance	S&P 500® Index Return [1]		S&P ARN® Outperformance/ Underperformance
							S&P ARN® Return

Jul-09	1.2	22.05%	13.20%	18.06%	4.86%	16.04%	22.05%	6.01%
Aug-09	2.0	39.15%	7.66%	17.96%	10.30%	15.91%	39.15%	23.24%
Aug-09	1.2	24.72%	12.37%	20.21%	7.84%	15.02%	24.72%	9.70%
Oct-09	1.2	19.95%	18.26%	16.37%	-1.89%	22.30%	19.95%	-2.35%
Nov-09	1.2	19.02%	13.38%	15.62%	2.24%	16.27%	19.02%	2.75%
Jan-10	1.2	17.31%	13.71%	14.23%	0.52%	16.66%	17.31%	0.65%
Feb-10	1.2	16.14%	16.87%	13.28%	-3.59%	20.57%	16.14%	-4.43%
Mar-10	1.2	14.46%	11.47%	11.91%	0.44%	13.92%	14.46%	0.54%
Apr-10	1.2	15.78%	4.74%	12.99%	8.25%	5.71%	15.78%	10.07%
May-10	1.2	21.60%	20.58%	17.70%	-2.88%	25.17%	21.60%	-3.57%
Jun-10	1.2	18.96%	5.80%	15.57%	9.77%	7.00%	18.96%	11.96%
Jul-10	1.2	18.66%	3.97%	11.82%	7.85%	4.78%	14.35%	9.57%
Aug-10	1.2	21.54%	13.56%	17.65%	4.09%	16.49%	21.54%	5.05%
Sep-10	1.2	18.27%	7.29%	15.01%	7.72%	8.81%	18.27%	9.46%
Oct-10	1.2	16.74%	2.46%	7.34%	4.88%	2.96%	8.87%	5.91%
Nov-10	1.2	16.50%	9.30%	13.57%	4.27%	11.26%	16.50%	5.24%
Dec-10	1.2	14.88%	6.63%	12.25%	5.62%	8.01%	14.88%	6.87%
Jan-11	1.2	15.57%	8.21%	12.82%	4.61%	9.93%	15.57%	5.64%
Jan-11	1.2	13.56%	6.68%	11.18%	4.50%	8.07%	13.56%	5.49%
Feb-11	1.2	14.04%	4.43%	11.57%	7.14%	5.34%	14.04%	8.70%
Mar-11	1.2	14.82%	0.12%	0.35%	0.23%	0.14%	0.42%	0.28%
Apr-11	1.2	12.72%	-1.87%	-1.87%	0.00%	-2.24%	-2.24%	0.00%
May-11	1.2	14.43%	2.16%	6.46%	4.30%	2.60%	7.80%	5.20%
Jun-11	1.2	15.78%	8.10%	12.99%	4.89%	9.80%	15.78%	5.98%
Jul-11	1.2	14.55%	9.86%	11.99%	2.13%	11.94%	14.55%	2.61%
Aug-11	1.2	18.39%	15.35%	15.11%	-0.24%	18.69%	18.39%	-0.30%
Sep-11	1.2	22.47%	16.84%	18.40%	1.56%	20.53%	22.47%	1.94%
Nov-11	1.2	21.18%	14.84%	17.36%	2.52%	18.06%	21.18%	3.12%
Nov-11	1.2	23.76%	20.16%	19.44%	-0.72%	24.65%	23.76%	-0.89%
Dec-11	1.2	27.87%	18.35%	22.74%	4.39%	22.40%	27.87%	5.47%
Jan-12	1.1	17.82%	17.30%	16.08%	-1.22%	19.19%	17.82%	-1.37%
Jan-12	1.2	15.50%	14.77%	12.76%	-2.01%	17.97%	15.50%	-2.47%
Feb-12	1.2	16.11%	11.76%	13.26%	1.50%	14.27%	16.11%	1.84%
Feb-12	1.2	18.03%	11.76%	14.81%	3.05%	14.27%	18.03%	3.76%
Mar-12	1.2	17.58%	14.88%	14.45%	-0.43%	18.11%	17.58%	-0.53%
Mar-12	1.2	14.19%	14.85%	11.69%	-3.16%	18.08%	14.19%	-3.89%
Apr-12	1.2	17.79%	11.43%	14.62%	3.19%	13.87%	17.79%	3.92%
May-12	1.2	21.06%	22.82%	17.26%	-5.56%	27.97%	21.06%	-6.91%
Jun-12	1.2	17.31%	19.76%	14.23%	-5.53%	24.16%	17.31%	-6.85%
Jul-12	1.2	15.33%	21.11%	12.62%	-8.49%	25.84%	15.33%	-10.51%
Aug-12	1.2	16.08%	19.88%	13.23%	-6.65%	24.31%	16.08%	-8.23%
Sep-12	1.2	16.14%	19.51%	13.28%	-6.23%	23.85%	16.14%	-7.71%

1 The S&P 500® Index is a price return index, and so the S&P 500® Index returns do not include dividends paid on the components of the S&P 500® Index. Such dividends would increase the return on the S&P 500® Index, and either decrease the outperformance of the S&P ARNs, or increase the underperformance of the S&P ARNs, including in cases where the S&P ARNs and the S&P 500® Index had an equal performance.

Risk Factors

You should review the applicable offering document for a complete description of the risks of investing in an S&P ARN or any other MLI. Certain risks to consider include:

¡	The actual performance of any MLI that you may purchase is likely to vary, perhaps significantly, from the historical results illustrated in this document. Historical performance is not indicative of future performance. Any S&P ARN or other MLI that you may purchase may have different economic terms, terms to maturity and other features.

¡	Depending on the performance of the S&P 500® Index, you can lose some or all of your principal investment.

¡	Unlike conventional fixed or floating rate bonds, S&P ARNs do not provide interest or coupon payments. In addition, S&P ARNs limit the investor’s upside participation in the S&P 500® Index.

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Your return on the S&P ARNs may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity. Also, your return, if any, may be less than a comparable investment directly in the components included in the S&P 500® Index or other investments providing exposure to the performance of the S&P 500® Index, such as an exchange-traded fund or another security.

¡	Any payments due on the S&P ARNs are subject to the credit risk of the applicable issuer. If the issuer becomes insolvent or is unable to pay its obligations, you could lose your entire investment. You should not invest in the MLI if you are not willing to assume the credit risk of the applicable issuer.

¡	If you attempt to sell MLIs prior to maturity, their market value may be lower than the price you paid for them due to, among other things, changes in the level of the market measure, the implied borrowing rate that the issuer pays to issue MLIs, the creditworthiness of the issuer, and the inclusion in the public offering price of initial costs of developing, hedging and distributing the MLIs.

¡	You may not be able to sell your MLIs in the secondary market, and the issuer or Merrill Lynch is not obligated to purchase them from you.

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The issuers of the S&P ARNs, MLPF&S, and their respective affiliates, may engage in business, hedging, and trading activities related to the S&P 500® Index or the S&P ARNs, which may affect the market value and return of the notes and may create conflicts of interest with you.

¡	The U.S. federal income tax treatment for MLIs will depend upon a variety of factors, including the structure of the specific investment and can be uncertain. You should consult your tax advisor before investing.

IMPORTANT NOTICE: Bank of America Corporation (“BAC”) has filed a registration statement (including product supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this communication relates. Before investing, you should carefully read these and other documents that BAC has filed with the SEC for more complete information about BAC and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BAC, any agent or any dealer participating in the offerings will arrange to send you any applicable product supplement, the prospectus supplement, the prospectus, and other documents relating to any of these offerings if you so request by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by Merrill Lynch. The index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by Merrill Lynch.

This Performance Summary is intended for informational purposes only and is not intended to provide the sole basis for evaluating, and should not be considered a recommendation with respect to, any MLI, any transaction or other matter. This Performance Summary should not be considered an indication of likely or possible future returns on MLIs.

© 2013 Bank of America Corporation. All rights reserved.